UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934
for the year ended December 31, 2009.

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from                      to
Commission file number: 001-12297
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Penske Automotive Group 401(k) Savings and Retirement Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302-0954

Penske Automotive Group 401(k) Savings and Retirement Plan

*	All other schedules required by Section 2520 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of
Penske Automotive Group
401(k) Savings and Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of Penske Automotive Group 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan
June 21, 2010

Penske Automotive Group 401(k) Savings and Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	December 31,
	2009	2008

Assets:
Cash	$—	$362,576

Investments	177,276,048	146,439,688

Receivables:
Participant contributions	1,655,421	1,665,527
Due from broker	191,545	94,760

Total receivables	1,846,966	1,760,287

Total Assets	179,123,014	148,562,551

Liabilities:
Participant refunds payable	282,376	283,135
Due to broker	190,822	459,398

Total Liabilities	473,198	742,533

Net assets available for benefits at fair value	178,649,816	147,820,018

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,581,267	4,171,435

Net assets available for benefits	$180,231,083	$151,991,453

The accompanying notes are an integral part of these financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Investment income:
Net appreciation in fair value of investments	$29,029,955
Interest and dividends	1,165,976

Net investment income	30,195,931

Contributions:
Participant contributions	16,688,847
Participant rollovers	932,614

Total contributions	17,621,461

Distributions to participants	(18,911,283)
Administration fees	(666,020)

Transfers from plan	(459)

Increase in net assets	28,239,630

Net assets available for benefits, beginning of year	151,991,453

Net assets available for benefits, end of year	$180,231,083

The accompanying notes are an integral part of these financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan
Notes to Financial Statements
1. Description of the Plan
(a) General
The following description of the Penske Automotive Group 401(k) Savings and Retirement Plan, as amended through December 31, 2009 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan is a defined contribution savings plan (401(k) plan) covering all eligible employees of Penske Automotive Group, Inc. (“the Company” or “Plan Sponsor”) in the United States who elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Employee Benefits Committee (the “Committee”) is the designated administrator of the Plan, including having responsibility for reviewing the performance of the Plan’s investment alternatives. Administrative expenses of the Plan are generally paid by the Company. For the Plan’s mutual fund holdings, certain asset based fees are paid by the Plan. Wachovia Bank N.A. (the “Trustee”) serves as the trustee of the Plan. Participants with balances from plans merged into the Plan due to acquisitions by the Plan Sponsor may retain certain rights of such merged plans.
(b) Eligibility
Full-time employees in the United States, and part-time or temporary employees in the United States who are scheduled to complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date they have completed sixty days of service.
(c) Participant Accounts
Individual accounts are maintained by the Trustee for each of the Plan’s participants. Such accounts include the participant’s contributions and related employer Match Contributions (as defined below), including the net investment return on the participant’s holdings.
(d) Contributions
Under the provisions of the Plan, participants in the Plan may elect to defer, through payroll deductions, a portion of their compensation to the Plan in an amount generally from 1% to 20% of gross earnings on a pre-tax basis. Highly compensated employees (“HCE’s”) are limited to deferring up to 7% of gross earnings on a pre-tax basis. Such contributions to the Plan may not exceed Internal Revenue Code 402 (g) limitations ($16,500 in 2009). The Plan also permits participants who are 50 or older to make additional contributions to the Plan of up to $5,500 in 2009. A participant’s elective contributions and any related Company Match Contributions are invested at the direction of the participant. Effective June 4, 2009, if a participant did not make such an election, their deferrals were invested in the Plan’s default investment, which was an age-appropriate target retirement fund through December 31, 2009. Prior to June 4, 2009, the default investment was the Diversified Stable Value Fund.
During the first three quarters of 2008, the Plan Sponsor provided a discretionary matching contribution of 37.5% of the first 4% of eligible salary relating to all contributions by participants (“Match Contributions”). Match Contributions are invested based on participant investment elections or in the default investment if the participant did not make an election. Effective October 1, 2008, the Plan Sponsor suspended this discretionary match. Effective January 1, 2010, the Company reinstated discretionary matching contributions.

Certain HCE’s deferred a portion of their compensation in excess of the Plan limit. The Plan intends to refund the excess contributions and has recorded a participant refund payable for $282,376 relating to these excess contributions.
(e) Loans to Participants
Participants may borrow from their accounts anywhere from a minimum of $1,000 up to the lesser of 50% of a defined amount credited to their account or $50,000. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest is paid ratably through payroll deductions. Repayment of the entire balance is permitted at any time. Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive 12 month period.
(f) Vesting
Employee contributions to the Plan vest immediately. Employer Match Contributions vest upon the attainment by the participant of three years of credited service.
(g) Investments
As of December 31, 2009, participant investment options consisted primarily of common collective trust funds, employer securities, common stock funds and mutual funds. Participants are permitted to change investment options daily.
(h) Payment of Benefits
Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive a benefit payment in the form of a lump sum distribution. Participants may also make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service regulations.
(i) Forfeited Accounts
At December 31, 2009 and 2008, forfeited non-vested assets totaled $626,905 and $145,449, respectively, which may be used to pay Plan administration fees and / or future Match Contributions. During 2009, approximately $116,000 of fees was satisfied using forfeited amounts.
2. Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
(b) Investment Valuation and Income Recognition
Generally, investments are stated at fair value as determined by quoted market prices, other than the Plan’s investment in the Diversified Stable Value Fund (the “Fund”), which is valued based on the underlying investments in the fund and stated at fair value and then adjusted to contract value. The Diversified Stable Value Fund holds synthetic and other fully benefit-responsive guaranteed investment contracts (GICs) which are recorded at contract value because they guarantee a minimum rate of return and provide for benefit responsiveness. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. While there are certain Fund and Plan level restrictions that may affect its ability to transact at contract value, Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value are not probable.

Certain funds are divided into units of participation which are calculated daily by the trustee. The daily value of each unit in a fund, or net asset value (NAV), is determined by dividing the total fair market value of all assets in the fund by the total number of fund units. Under provisions of the Plan, interest and dividend income and net appreciation or depreciation of the fair value of each investment option are allocated to each Participant’s account based on the change in unit value.
In addition, participant loans are valued at the outstanding loan balance, which approximates fair value, purchases and sales of investments are recorded on a trade date basis and the Plan records dividends on the ex-dividend date.
In January 2010, the Financial Accounting Standards Board (FASB) issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.
(c) Payment of Benefits
Benefits are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were approximately $99,000 and $556,000 at December 31, 2009 and 2008, respectively.
(d) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions, deductions and the disclosure of contingent assets and liabilities in the accompanying financial statements. Actual results could differ from those estimates.
(e) Risks and Uncertainties
The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
3. Investments
Investments (at fair value) that represent 5% or more of the Plan’s net assets are summarized as follows:

	December 31,
	2009	2008
Wachovia Bank, N.A. Diversified Stable Value Fund	$69,736,794	$71,968,666
Penske Automotive Group Common Stock	19,330,030	10,947,325
Pimco Total Return	9,126,412	5,747,067	*

*	Investment did not represent 5% or more of the Plan’s net assets in 2008, but is presented for comparative purposes.

During 2009, the Plan’s investments (including gains and losses on all investments bought, sold, and held during the year) appreciated in value as follows:

Mutual funds	$15,485,893
Penske Automotive Group Common Stock	11,224,074
Common collective trusts	2,319,988

Net appreciation in fair value of investments	$29,029,955

4. Fair Value Measurements
On January 1, 2008 the Financial Accounting Standards Board (FASB) issued, and the Plan adopted, ASC 820, Fair Value Measurements. ASC 820 established a single authoritative definition of fair value and established the following three tier hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value:
Level 1:	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Inputs are observable inputs other than quoted (Level 1) prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Assets measured at fair value on a recurring basis are summarized below:

	As of December 31, 2009
	Fair Value Measurements Using
	Total
	Fair Value	Level 1	Level 2	Level 3
Common collective trust funds:
Fixed*	$69,736,794	$—	$69,736,794	—
Equity	4,192,677	—	4,192,677	—
Common Stock:
Employer Securities	19,330,030	19,330,030	—	—
Mutual Funds:
Large Cap Value	15,542,941	6,416,529	9,126,412	—
Large Cap Growth	7,288,908	7,288,908	—	—
Mid Cap Growth	11,776,594	5,399,635	6,376,959	—
Mid Cap Value	4,214,371	4,214,371
Small Cap Blend	8,800,243	8,800,243	—	—
Small Cap Growth	1,133,194	—	1,133,194	—
Foreign Large Blend	13,952,740	13,952,740	—	—
Target Retirement	11,826,001	—	11,826,001	—
Participant Loans	9,481,555	—	9,481,555	—

Total	$177,276,048	$65,402,456	$111,873,592	$—

*	Amount represents the fair value of the Wachovia Bank, N.A. Diversified Stable Value Fund. The contract value of this investment (the amount available for Plan benefits) was $71,318,060.

	As of December 31, 2008
	Fair Value Measurements Using
	Total
	Fair Value	Level 1	Level 2	Level 3
Common collective trust funds*	$75,568,819	$—	$75,568,819	$—
Employer securities	10,947,325	10,947,325	—	—
Common stock funds	1,792,483	—	1,792,483	—
Mutual funds	49,616,664	42,810,386	6,806,278	—
Participant Loans	8,514,397		8,514,397

Total	$146,439,688	$53,757,711	$92,681,977	$—

*	$71,968,666 of this total represents the fair value of the Wachovia Bank, N.A. Diversified Stable Value Fund. The contract value of this investment (the amount available for Plan benefits) was $76,140,101.
5. Exempt Party-in-Interest Transactions
As of December 31, 2009 and 2008, the Plan (through investments in Penske Automotive Group Common Stock) held 1,273,388 and 1,425,433 shares, respectively, of Penske Automotive Group, Inc. common stock with a cost basis of $17,821,219 and $21,161,560, respectively. The fair value of the Penske Automotive Group Common Stock Fund was $19,330,030 and $10,947,325 at December 31, 2009 and 2008, respectively. In addition, certain Plan investments are shares of various funds managed by Wachovia Bank N.A. which is the trustee of the Plan and, therefore, these investments and their related transactions are considered exempt party-in-interest transactions.
6. Plan Termination
Although it has not expressed any intention to do so, the Company retains the right, if necessary, to amend or terminate the Plan. Any such amendment or termination of the Plan would be subject to the provisions of ERISA. In the event of plan termination, participants would receive 100% of their vested account balances.
7. Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated March 11, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. A request by the Company for a current determination letter from the IRS is pending.
8. Plan Amendments
During 2008, the Plan was amended to discontinue providing discretionary Employer Matching Contributions effective for the fourth quarter of the calendar year 2008. This amendment also allowed the discretionary Employer Matching Contributions to be reinstated by the Company or Benefits Committee. Effective January 1, 2010, the Company reinstated discretionary matching contributions. The Plan was also amended in 2008 to conform to Internal Revenue Code 415 and adjust total compensation to include certain amounts received within two and a half months after a participant’s termination of employment.

9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$180,231,083	$151,991,453
Less:
Participant contributions receivable	1,655,421	1,665,527
Plus:
Participant refunds payable	282,376	283,135

Net assets available for benefits per the Form 5500	$178,858,038	$150,609,061

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2009 to the Form 5500:

Total contributions per the financial statements	$17,621,461
Add:
Contributions receivable — December 31, 2008	1,665,527
Less:
Contributions receivable — December 31, 2009	1,655,421

Total contributions per the Form 5500	$17,631,567

The following is a reconciliation of total distributions per the financial statements for the year ended December 31, 2009 to the Form 5500:

Total distributions per the financial statements	$18,911,283
Add:
Participant refunds payable — December 31, 2008	283,135
Less:
Participant refunds payable — December 31, 2009	282,376

Total distributions per the Form 5500	$18,912,042

Penske Automotive Group 401(k) Savings and Retirement Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2009
Name of Plan Sponsor: Penske Automotive Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

COMMON COLLECTIVE TRUST FUNDS
* WACHOVIA BANK, N. A. DIVERSIFIED STABLE VALUE FUND	$71,318,060
* WACHOVIA BANK, N. A. ENHANCED STOCK MARKET FUND	4,192,677

TOTAL COMMON COLLECTIVE TRUST FUNDS	75,510,737

EMPLOYER SECURITIES
* PENSKE AUTOMOTIVE COMMON STOCK	19,330,030

OUTSIDE COLLECTIVE FUNDS
SSGA S&P MIDCAP INDEX	6,376,959

MUTUAL FUNDS
PIMCO TOTAL RETURN CLA	9,126,413
AMERICAN EUROPACIFIC GROWTH FUND	8,944,670
NEUBERGER & BERMAN GENESIS FUND	8,800,243
AMERICAN GROWTH FUND OF AMERICA	7,288,908
EATON VANCE LARGE CAP VALUE	6,416,529
GOLDMAN SACHS GROWTH	5,399,635
THORNBURG INTERNATIONAL VALUE FUND	5,008,070
T ROWE PRICE MIDCAP VALUE FUND	4,214,371
SSGA TARGET RETIREMENT 2025 NON LENDING	2,079,058
SSGA TARGET RETIREMENT 2030 NON LENDING	1,777,901
SSGA TARGET RETIREMENT 2020 NON LENDING	1,650,243
SSGA TARGET RETIREMENT 2035 NON LENDING	1,337,917
SSGA TARGET RETIREMENT 2040 NON LENDING	1,160,795
STATE STREET RUSSELL 2000 INDEX	1,133,194
SSGA TARGET RETIREMENT 2010 NON LENDING	1,117,777
SSGA TARGET RETIREMENT 2015 NON LENDING	1,038,423
SSGA TARGET RETIREMENT 2045 NON LENDING	854,178
SSGA TARGET RETIREMENT 2050 NON LENDING	587,444
SSGA TARGET RETIREMENT INCOME NON LENDING	149,820
SSGA DAILY EAFE INDEX NON LENDING	57,864
SSGA PASSIVE BOND MARKET INDEX NON LENDING	14,581

TOTAL MUTUAL FUNDS	68,158,034

* PARTICIPANT LOANS (MATURING 2010 TO 2024 AT INTEREST RATES OF 4.5% – 10.5%)	9,481,555

TOTAL	$178,857,315

*	Represents a party-in-interest to the plan

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penske Automotive Group 401(k) Savings and Retirement Plan
Date: June 21, 2010	By:	/s/ Calvin C. Sharp
Chairman Employee Benefits Committee of the Plan

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX-23	Consent of Independent Registered Public Accounting Firm